FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Appointment of New Chief Executive Officer dated November 28, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Denny Lee
Name:	Denny Lee
Title:	Chief Financial Officer

Date: November 29, 2005

Exhibit 99.1

NetEase.com Announces Appointment of New Chief Executive Officer

BEIJING, Nov. 28 /Xinhua-PRNewswire-FirstCall/ — NetEase.com, Inc. (Nasdaq: NTES - News), one of China’s leading Internet and online game services providers, today announced that its board of directors has appointed William Lei Ding as the Company’s Chief Executive Officer, effective immediately. Mr. Ding is NetEase’s founder and majority shareholder, and had previously served, among other positions, as Chief Architect since March 2001. Mr. Ding has also served on NetEase’s board of directors since July 1999. Denny Lee, Chief Financial Officer, and Michael Tong, Chief Operating Officer, had temporarily assumed the responsibilities of Chief Executive Officer after the Company’s previous CEO, Ted Sun, passed away in September 2005.

Michael Leung, a director of NetEase, commented, “On behalf of our board of directors, we are delighted to have William take the leadership reins of NetEase to continue its strong momentum in online services, particularly in the development of online games for which William has been a strategic visionary and driving force. We believe that his intimate knowledge of the company, combined with a proven track record of leadership in China’s Internet market, will enable him to strengthen the value of the company and continue to grow its business in the right direction.”

Mr. Ding also commented, “It is an honor to be named Chief Executive Officer of NetEase. This company was built on management’s combined drive, determination and innovation, towards satisfying the rapidly growing demands of millions of China’s Internet users. I look forward to working more closely with Denny Lee, Michael Tong, our board of directors and our highly committed staff and continuing the wonderful legacy of growth, focused execution and strong financial position which Ted Sun created.”

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of September 2005, the NetEase websites had more than 614 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Westward Journey Online II, Fantasy Westward Journey and Fly for Fun.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies. Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 20 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that current or future appointees to NetEase’s management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the operational and management difficulties which may arise from the recent changes in NetEase’s management; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect our business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Olive Wang

NetEase.com, Inc.

Tel: +86-10-8518-0163 x8243

Email: ir@service.netease.com

Brandi Piacente

Investor Relations

Tel: +1-212-481-2050

Email: brandi@corp.netease.com